U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 12(d)(1)(J) OF

THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTIONS FROM SECTION

12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT

GOLDMAN SACHS TRUST

GOLDMAN SACHS TRUST II

GOLDMAN SACHS ETF TRUST

GOLDMAN SACHS VARIABLE INSURANCE TRUST

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

and

GS INVESTMENT STRATEGIES, LLC

File No. 812-[     ]

200 West Street

New York, NY 10282

Please direct all communications regarding this application to:

Stephen H. Bier, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036-6797

Phone: 212-698-3889

Fax: 212-261-3092

With copies to:

Caroline L. Kraus

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

As filed with the U.S. Securities and Exchange Commission on April 18, 2017

Page 1 of 17 sequentially numbered pages (including exhibits)

I.	INTRODUCTION

Goldman Sachs Trust (“GST”), Goldman Sachs Trust II (“GSTII”), Goldman Sachs ETF Trust (“GSETF”) and Goldman Sachs Variable Insurance Trust (“GSVIT”) (each of GST, GSTII, GSETF and GSVIT being a “Trust” and together the “Trusts”) and Goldman Sachs Asset Management, L.P. (“GSAM”), Goldman Sachs Asset Management International (“GSAMI”) and GS Investment Strategies, LLC (“GSIS”) (each of GSAM, GSAMI and GSIS being an “Adviser” and together the “Advisers”)1 (the Trusts and Advisers being together the “Applicants”) hereby submit this application (the “Application”) with the U.S. Securities and Exchange Commission (the “Commission”) for an order (the “Order”) under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from the limitations set forth in Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. The Order would amend a prior order issued by the Commission under Sections 6(c) and 17(b) of the Act for an exemption from Section 17(a) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) (the “Original Order”).2, 3

The Original Order permits any existing or future series of the Trusts and any other existing or future registered open-end management investment companies and any series thereof that (i) are part of the “same group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) and (ii) are, or may in the future be, advised by an Adviser or any other investment adviser controlling, controlled by or under common control with an Adviser (each being a “Fund” and together the “Funds”) to operate as funds of funds (each being a “Fund of Funds” and together the “Funds of Funds”). Under the Original Order, a Fund of Funds may acquire, in excess of the limits set forth in Section 12(d)(l)(A) of the Act: (i) shares of Funds that are part of the “same group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Fund of Funds (the “Affiliated Funds”); and (ii) shares of

[1]	All references to the term “Adviser” include successors in interest to such Adviser. Successors in interest are limited to entities that result from a reorganization into another jurisdiction or change in the type of business organization.
[2]	See Goldman Sachs Trust, et al., Investment Company Act Release Nos. 28347 (notice) and 28366 (order). The Trusts expressly named in the Original Order are GST and GSVIT. The Advisers expressly named in the Original Order are GSAM and GSAMI. Subsequent to the granting of the Original Order, GSTII and GSETF commenced operations in the Goldman, Sachs & Co. (“Goldman Sachs”) fund complex and GSIS began serving as an investment adviser to a Fund (as defined herein) in the Goldman Sachs fund complex. Because the relief under the Original Order extends to all existing or future “Affiliated Funds” (as defined herein and in the application for the Original Order (the “Original Application”)) of GST and GSVIT, the inclusion of GSTII, GSETF and GSIS in the Order would not have the effect of extending the relief granted under the Original Order to any previously uncovered registrants.
[3]	Capitalized terms not otherwise defined in this Application have the same meaning ascribed to them as in the Original Application.

registered open-end management investment companies and unit investment trusts (“UITs”) that are not part of the “same group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Fund of Funds (the “Unaffiliated Funds” and together with the Affiliated Funds, the “Underlying Funds”). The Original Order also permits the Underlying Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended, to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(l)(B) of the Act. Certain of the Underlying Funds registered under the Act as either UITs or open-end management investment companies may have requested and obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange-traded funds (“ETFs”).

Applicants seek to amend the Original Order to permit a Fund of Funds to acquire, in excess of the limits set forth in Section 12(d)(1)(A) of the Act, shares of an Underlying Fund that invests up to 25% of its assets in the shares of one or more wholly-owned and controlled subsidiaries of the Underlying Fund, each organized under the laws of the Cayman Islands as an exempted company or under the laws of another non-U.S. jurisdiction (each being a “Wholly-Owned Subsidiary” and together the “Wholly-Owned Subsidiaries”), in order to gain exposure to the commodities markets. For an Underlying Fund that invests in the shares of a Wholly-Owned Subsidiary, the Adviser or any investment sub-adviser would serve as investment adviser to both the Underlying Fund and the Wholly-Owned Subsidiary. Wholly-Owned Subsidiaries are created for tax purposes in order to ensure that the Underlying Funds would remain qualified as regulated investment companies for U.S. federal income tax purposes. Each Wholly-Owned Subsidiary may invest primarily in commodity futures, swaps on commodity futures, commodity index swaps and other commodity-linked derivatives instruments. Applicants seek also to amend the Original Order to permit a Fund of Funds to acquire, in excess of the limits set forth in Section 12(d)(1)(A) of the Act, shares of an Underlying Fund that invests exclusively in the shares of another investment company with substantially the same investment objective as that of the Underlying Fund (each being a “Master Fund” and together the “Master Funds”) in reliance on Section 12(d)(1)(E) of the Act.4 In addition, the Applicants seek to expand the relief provided under the Original Order to

[4]	No Underlying Fund currently pursues its investment objective through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act, but the Underlying Funds may do so in the future.

allow an Underlying Fund the flexibility to acquire, in excess of the limits set forth in Section 12(d)(l)(A) of the Act, the shares of both affiliated and unaffiliated investment companies for short-term cash management purposes. The Original Order only permits an Underlying Fund to acquire, in excess of the limits set forth in Section 12(d)(l)(A) of the Act, the shares of affiliated investment companies for short-term cash management purposes.

If the Order is granted, each Fund of Funds would comply with the terms and conditions of the Original Order, as amended by the Order.5 The Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	APPLICANTS

A.	GST

GST is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. Under Delaware law and GST’s Agreement and Declaration of Trust, GST is managed under the direction of its board of trustees. GST is a series trust which currently offers 88 Funds, each of which has its own investment objectives and policies. Shares of GST are registered under the Securities Act of 1933, as amended (the “1933 Act”). Shares of GST are offered directly to the public.

B.	GSTII

GSTII is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. Under Delaware law and GSTII’s Agreement and Declaration of Trust, GSTII is managed under the direction of its board of trustees. GSTII is a series trust which currently offers 16 Funds, each of which has its own investment objectives and policies. Shares of GSTII are registered under the 1933 Act and are offered directly to the public.

[5]	All entities that currently intend to rely on the requested Order have been named as Applicants and any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. Applicants request that the relief also apply to any future series of the Trusts and any other existing or future Affiliated Fund.

C.	GSETF

GSETF is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. Under Delaware law and GSETF’s Agreement and Declaration of Trust, GSETF is managed under the direction of its board of trustees. GSETF is a series trust which currently offers 7 Funds, each of which has its own investment objectives and policies. Shares of GSETF are registered under the 1933 Act and are offered directly to the public. GSETF has obtained exemptions from the Commission necessary to permit its shares to be listed and traded on a national securities exchange at negotiated prices and to operate as an ETF.6

D.	GSVIT

GSVIT is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. Under Delaware law and GSVIT’s Agreement and Declaration of Trust, GSVIT is managed under the direction of its board of trustees. GSVIT is a series trust which currently offers 14 Funds, each of which has its own investment objectives and policies. Shares of GSVIT are registered under the 1933 Act. Shares of GSVIT are not offered directly to the public. They are offered only to insurance company separate accounts (the “Separate Accounts”) that fund variable annuity and variable life insurance contracts (the “Variable Contracts”) issued by participating insurance companies. The Separate Accounts may be registered under the Act, or unregistered thereunder, in reliance on Sections 3(c)(1), 3(c)(7), 3(c)(11) or other applicable sections thereof. The Variable Contracts are offered to qualified pension and retirement plans within the meaning of Treasury Regulation 1.817-5(f)(3)(iii) and may in the future be offered to certain other eligible persons under Treasury Regulation 1.817-5(3).

E.	GSAM

GSAM is a Delaware limited partnership, an indirectly wholly-owned subsidiary of The Goldman Sachs Group, Inc. and an affiliate of Goldman Sachs, GSAMI and GSIS. Goldman Sachs Global Holdings L.L.C., which is a majority-owned, direct subsidiary of The Goldman Sachs Group, Inc., has a minority interest in GSAM. GSAM is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as investment adviser for one or more of the Funds. As one of the Advisers, GSAM, subject to the supervision of the applicable board of trustees, is responsible for administering the business affairs of certain Funds, including making investment decisions and placing portfolio transactions.

[6]	See Goldman Sachs ETF Trust, et al., Investment Company Act Release Nos. 31427 (notice) and 31466 (order); and Goldman Sachs ETF Trust, et al., Investment Company Act Release Nos. 31428 (notice) and 31465 (order).

F.	GSAMI

GSAMI is a company organized as a private unlimited company under the laws of England and Wales and is a registered adviser under the Advisers Act. GSAMI is indirectly wholly-owned by The Goldman Sachs Group, Inc. Goldman Sachs UK Limited, which is indirectly wholly-owned by The Goldman Sachs Group, Inc., has a majority interest in GSAMI. GSAMI’s investment advisory business is regulated under the Advisers Act by the Commission and authorized and regulated by the United Kingdom’s Financial Conduct Authority. GSAMI is an affiliate of Goldman Sachs, GSAM and GSIS and serves as investment adviser for one or more of the Funds. As one of the Advisers, GSAMI, subject to the supervision of the applicable board of trustees, is responsible for administering the business affairs of certain Funds, including making investment decisions and placing portfolio transactions.

G.	GSIS

GSIS is a Delaware limited liability company, a wholly-owned, indirect subsidiary of The Goldman Sachs Group, Inc. and an affiliate of Goldman Sachs, GSAM and GSAMI. GSAM Holdings L.L.C., which is a wholly-owned, direct subsidiary of The Goldman Sachs Group, Inc., has a majority interest in GSIS. GSIS is a registered investment adviser under the Advisers Act and serves as investment adviser for one or more of the Funds. As one of the Advisers, GSIS, subject to the supervision of the applicable board of trustees, is responsible for administering the business affairs of certain Funds, including making investment decisions and placing portfolio transactions.

III.	APPLICANTS’ PROPOSAL

The Application seeks to align the conditions of the Original Order with the relief provided under recent exemptive orders issued by the Commission. Applicants are proposing a structure that is substantially similar to that set forth in the Original Application, although Applicants are now requesting relief that would permit Underlying Funds to invest in shares of Wholly-Owned Subsidiaries and Master Funds, as well as other affiliated and unaffiliated investment companies for short-term cash management purposes in excess of the limits imposed by Section 12(d)(1)(A) of the Act, in addition to the other investments permitted by the Original Order. Applicants believe that each Fund of Funds will enable investors to create a comprehensive asset allocation program with just one investment and provide a simple, convenient and cost-efficient program for investors who are able to identify their investment goals and risk tolerances but may not be comfortable deciding how to invest their assets to achieve those goals.

IV.	REQUEST FOR ORDER

Applicants request the Order pursuant to Section 12(d)(1)(J) of the Act granting the relief requested in this Application. Section 12(d)(1)(J) of the Act allows the Commission to “exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of [Section 12(d)(1) of the Act], if and to the extent that such exemption is consistent with the public interest and the protection of investors.” Applicants submit that their request for exemptive relief meets the respective standards for relief under Section 12(d)(1)(J) of the Act and, therefore, Applicants respectfully request that the Commission grant the requested relief.

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the shares of any other investment company if, immediately after the acquisition: (i) the acquiring company owns more than 3% of the total outstanding voting shares of the acquired company; (ii) the value of the shares of the acquired company exceeds 5% of the total assets of the acquiring company; or (iii) the aggregate value of those shares and the shares of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if, immediately after such sale: (i) more than 3% of the total outstanding voting shares of the acquired company is owned by the acquiring company and any company or companies controlled by it; or (ii) more than 10% of the total outstanding voting shares of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

For the reasons described in the Original Application, Applicants believe that the terms and conditions of the Original Order address the concerns underlying Section 12(d)(1) of the Act with respect to the acquisition by a Fund of Funds of shares of an Underlying Fund that invests in the shares of a Wholly-Owned Subsidiary, Master Fund and/or other affiliated or unaffiliated investment company for short-term cash management purposes. These concerns include: (i) the layering of sales charges, advisory fees and administrative costs; (ii) influence by an acquiring fund over the management of an acquired fund; (iii) the acquisition by an acquiring company of voting control of an acquired company; and (iv) the creation of a complex pyramidal structure which may be confusing to investors.7

[7]	To prevent an overly complex pyramidal structure, under the Original Order, no Underlying Fund is permitted to acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more affiliated investment companies, for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions. For purposes of this condition, “exemptive relief” includes exemptive orders and exemptive rules.

As noted above, Applicants are seeking to amend the Original Order to permit an Underlying Fund to gain exposure to the commodities markets by investing up to 25% of its assets in the shares of one or more Wholly-Owned Subsidiaries, while assuring that the Underlying Fund continues to qualify as a regulated investment company for U.S. federal income tax purposes. The use of a Wholly-Owned Subsidiary in this limited context and for this limited purpose does not raise the concerns about undue influence, layering of fees and overly complex structures that Section 12(d)(1) of the Act was designed to prevent. Applicants represent that: (i) an Underlying Fund would be the sole and legal beneficial owner of the shares of each Wholly-Owned Subsidiary, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (ii) an Adviser (or any investment sub-adviser) will manage the investments of both an Underlying Fund and each Wholly-Owned Subsidiary, thus further eliminating any concerns over undue influence by the Adviser or any investment sub-adviser; and (iii) there will be no inappropriate layering of fees and expenses as a result of an Underlying Fund’s investing in a Wholly-Owned Subsidiary. An Underlying Fund that invests in a Wholly-Owned Subsidiary will consolidate its financial statements with the Wholly Owned Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the Act, an Underlying Fund will deem the assets, liabilities and indebtedness of a Wholly-Owned Subsidiary in which the Underlying Fund invests as its own. In addition, the expenses of each Wholly-Owned Subsidiary will be included in the total annual fund operating expenses in the prospectus of the relevant Underlying Fund.

In addition, the Applicants seek to amend the Original Order to permit an Underlying Fund to invest exclusively in the shares of a Master Fund in reliance on Section 12(d)(1)(E) of the Act. In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds’ investing in a feeder fund that invests in a Master Fund). However, the Applicants do not believe that this will result in an overly complex structure, because the master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities). In accordance with Condition 12 herein, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the “same group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as its corresponding Master Fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding Master Fund is not within the “same group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Fund of Funds and Affiliated Fund, the Master Fund would be an Unaffiliated Fund for purposes of this Application and its conditions.

V.	SUPPORTING PRECEDENT

The Commission has granted exemptive orders to other applicants whose requests for relief included underlying funds that would invest in wholly-owned subsidiaries for tax purposes, master-feeder arrangements and other affiliated and unaffiliated investment companies for short-term cash management purposes. See, e.g., In the Matter of Guggenheim Funds Trust, et al., Investment Company Act Release Nos. 32140 (June 6, 2016) (notice) and 32170 (July 5, 2016) (order); In the Matter of Columbia Funds Series Trust I, et al., Investment Company Act Release Nos. 31953 (Jan. 7, 2016) (notice) and 31981 (Feb. 3, 2016) (order); In the Matter of Janus, et al., Investment Company Act Release Nos. 31753 (Aug. 13, 2015) (notice) and 31808 (September 9, 2015) (order); In the Matter of AQR Capital Management, LLC, et al., Investment Company Act Release Nos. 30128 (Jul. 3, 2012) (notice) and 30153 (Jul. 26, 2012) (order).

VI.	APPLICANTS’ CONDITIONS

Applicants agree that the Order granting the requested relief would be subject to the same conditions as those imposed by the Original Order, except for Condition 12 of the Original Order, which would be revised as follows:

No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the

Act and is either an Affiliated Fund or is in the “same group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as its corresponding Master Fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions; or (d) invests in a Wholly-Owned Subsidiary as described in the Application. Further, no Wholly-Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 under the Act for short-term cash management purposes.

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all communications concerning this application should be directed to Stephen H. Bier, Esq., Dechert LLP, 1095 Avenue of the Americas, New York, NY 10036-6797, with a copy to Caroline Kraus, Goldman, Sachs & Co., 200 West Street, New York, NY 10282.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby represents that all requirements for the execution and filing of this Application on its behalf have been complied with in accordance with its applicable organizational documents, and the undersigned officers of Applicants are fully authorized to execute this Application and any further amendments thereto.

The verifications required by Rule 0-2(d) under the Act are below. The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

SIGNATURES

ON BEHALF OF GOLDMAN SACHS TRUST, GOLDMAN SACHS TRUST II, GOLDMAN SACHS ETF TRUST AND GOLDMAN SACHS VARIABLE INSURANCE TRUST

By:	/s/ James A. McNamara
Name:	James A. McNamara
Title:	President
Date:	April 18, 2017

ON BEHALF OF GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Kenneth Topping
Name:	Kenneth Topping
Title:	Managing Director
Date:	April 18, 2017

ON BEHALF OF GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

By:	/s/ Nicholas W. Phillips
Name:	Nicholas W. Phillips
Title:	Managing Director
Date:	April 18, 2017

ON BEHALF OF GS INVESTMENT STRATEGIES, LLC

By:	/s/ Umit Alptuna
Name:	Umit Alptuna
Title:	Authorized Signatory
Date:	April 18, 2017

EXHIBIT INDEX

Exhibit A

1.	Verification of Goldman Sachs Trust, Goldman Sachs Trust II, Goldman Sachs ETF Trust and Goldman Sachs Variable Insurance Trust

2.	Verification of Goldman Sachs Asset Management, L.P.

3.	Verification of Goldman Sachs Asset Management International

4.	Verification of GS Investment Strategies, LLC

Exhibit B — Authority to Apply for SEC Exemptive Relief

Exhibit A-1

VERIFICATION OF APPLICATION – GOLDMAN SACHS TRUST, GOLDMAN SACHS TRUST II,

GOLDMAN SACHS ETF TRUST AND GOLDMAN SACHS VARIABLE INSURANCE TRUST

STATE OF NEW YORK                         )

                                                                   )

COUNTY OF NEW YORK                     )

The undersigned being duly deposed and sworn deposes and says that he has duly executed this Application for an Exemptive Order on April 18, 2017 for and on behalf of Goldman Sachs Trust, Goldman Sachs Trust II, Goldman Sachs ETF Trust and Goldman Sachs Variable Insurance Trust; that he is the President of such companies; and that all actions by trustees and other persons necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ James A. McNamara

James A. McNamara	April 18, 2017

Subscribed and sworn to before me, a Notary Public, this 18th day of April, 2017.

/s/ Barbara V. Nelson

Barbara V. Nelson	April 18, 2017

[Official Seal] My commission expires: October 13, 2018

Exhibit A-2

VERIFICATION OF APPLICATION – GOLDMAN SACHS ASSET MANAGEMENT, L.P.

STATE OF NEW YORK                     )

                                                               )

COUNTY OF NEW YORK                 )

The undersigned being duly deposed and sworn deposes and says that he has duly executed this Application for an Exemptive Order on April 18, 2017 for and on behalf of Goldman Sachs Asset Management, L.P.; that he is a Managing Director of such company; and that all actions by trustees and other persons necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Kenneth Topping

Kenneth Topping	April 18, 2017

Subscribed and sworn to before me, a Notary Public, this 18th day of April, 2017.

/s/ Barbara V. Nelson

Barbara V. Nelson	April 18, 2017

[Official Seal] My commission expires: October 13, 2018

Exhibit A-3

VERIFICATION OF APPLICATION – GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

ENGLAND & WALES	)
)
CITY OF LONDON	)

I, Sebastian Jack Robert LABOVITCH, Notary Public of the City of London and elsewhere in England, by Royal Authority duly admitted and sworn, practising in the said City,

DO HEREBY CERTIFY AND ATTEST:

THAT the hereunto annexed Application has been signed by Nicholas William PHILLIPS, whose personal identity I, the Notary, attest, a Managing Director of the English company styled “GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL”, a private unlimited company duly incorporated on 27th February 1990 and existing under the laws of England, registered at the Companies Registration Office for England and Wales under number 2474901 and having its Registered Office at Peterborough Court, 133 Fleet Street, London EC4A 2BB, England;

AND THAT the said Nicholas William PHILLIPS, acting in his aforesaid capacity, is duly authorised to sign the said annexed Application on behalf of the said company.

IN TESTIMONY WHEREOF I have hereunto set my hand and affixed my Seal of Office in the City of London aforesaid, this eighteenth day of April in the year Two thousand and seventeen.

[Official Seal] My commission expires: with life

Exhibit A-4

VERIFICATION OF APPLICATION – GS INVESTMENT STRATEGIES, LLC

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned being duly deposed and sworn deposes and says that he has duly executed this Application for an Exemptive Order on April 18, 2017 for and on behalf of GS Investment Strategies, LLC; that he is an Authorized Signatory of such company; and that all actions by trustees and other persons necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Umit Alptuna

Umit Alptuna	April 18, 2017

Subscribed and sworn to before me, a Notary Public, this 18th day of April, 2017.

/s/ Barbara V. Nelson

Barbara V. Nelson	April 18, 2017

[Official Seal] My commission expires: October 13, 2018

Exhibit B

AUTHORITY TO APPLY FOR SEC EXEMPTIVE RELIEF

Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust

RESOLVED, that the filing of an application with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Sections 6(c) and 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order or orders amending the order from the SEC, dated August 26, 2008, granting an exemption from the provisions of Sections 12(d)(1)(A) and (B) of the 1940 Act (the “Order”), to permit any existing or future series of the Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust (the “Trusts”) also to invest in registered investment companies that invest in wholly-owned commodity subsidiaries organized under the laws of a foreign jurisdiction, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of the Trusts, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the application for the Order.

Goldman Sachs Trust II

RESOLVED, that the filing of an application with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Sections 6(c) and 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order or orders amending order from the SEC, dated August 26, 2008, granting an exemption from the provisions of Sections 12(d)(1)(A) and (B) of the 1940 Act (the “Order”), to (i) permit any existing or future series of the Goldman Sachs Trust II (the “Trust”) to acquire, in excess of the limits set forth in Section 12(d)(l)(A) of the 1940 Act, the shares of “underlying funds” (as defined in the Order) that, in turn, will invest in other investment companies and pooled investment vehicles, including wholly-owned subsidiaries that have been formed to obtain exposure to the commodities markets; and (ii) add the Trust as a named applicant to the Order, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of the Trust, be, and each of them hereby is, authorized, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.

Goldman Sachs ETF Trust

RESOLVED, that the filing of an application with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Sections 6(c) and 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order or orders amending the order from the SEC, dated August 26, 2008, granting an exemption from the provisions of Sections 12(d)(1)(A) and (B) of the 1940 Act (the “Order”), to (i) permit any existing or future series of the Goldman Sachs ETF Trust (the “Trust”) to acquire, in excess of the limits set forth in Section 12(d)(l)(A) of the 1940 Act, the shares of “underlying funds” (as defined in the Order) that, in turn, will invest in other investment companies and pooled investment vehicles, including wholly-owned subsidiaries that have been formed to obtain exposure to the commodities markets; and (ii) add the Trust as a named applicant to the Order, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of the Trust, be, and each of them hereby is, authorized, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.